Exhibit 23.11

CONSENT TO SERVE AS A DIRECTOR

OF

DPAC TECHNOLOGIES CORP.

In accordance with Rule 438 of the Securities Act of 1933, as amended, and in connection with the merger of QuaTech Inc. with DPAC Acquisition Sub, Inc., pursuant to the terms of the Agreement and Plan of Reorganization dated April 26, 2005, as amended August 5, 2005, and as amended hereafter from time to time (the “Merger”) among DPAC Technologies Corp., DPAC Acquisition Sub., and Quatech Inc., the undersigned does hereby (i) consent to serve as a Director on the Board of Directors of DPAC Technologies Corp., a California corporation (“DPAC”), after the effective time of the Merger, and (ii) consent to be named as a person about to become a Director of DPAC in that certain Form S-4 Registration Statement to be filed with the Securities and Exchange Commission on behalf of DPAC.

EXECUTED as of September 29, 2005.

/s/	William Roberts
William Roberts